Mail Stop 6010

September 2, 2005


Robert E. Bettger
Director
Advanced BioEnergy, LLC
910 9th Street
Fairmont, Nebraska 68354

Re:	Advanced BioEnergy, LLC
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed August 12, 2005
	Registration No. 333-125335

Dear Mr. Bettger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1. Eliminate unnecessary repetition. For example, we note on the prospectus cover that you repeat the offering price and minimum and maximum multiple times. Please see sample comment 11 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.

Risk Factors, page 8

2. We reissue comment 13 from our letter dated June 24, 2005.
Please
revise the last paragraph of your "Risk Factors" section to remove any implication that investors will waive any rights under the federal securities laws.

We have no current plan to sell the raw carbon dioxide..., page 15

3. Please expand your response to comment 17 to clarify whether emission of carbon dioxide violates current laws.

Our operating agreement does not require, page 20

4. Please expand the risk factor to explain briefly the effect of the inapplicability of section 16 of the Exchange Act. Also revise the risk factor heading to capture fully the extent of the risk described in the risk factor.

Trends and uncertainties..., page 30

5. Please ensure that your disclosure is balanced. For example, it is unclear why you have not included (1) the basis for the states` waiver requests to the extent that they address concerns regarding ethanol and (2) opposing views regarding the effectiveness of ethanol and its effects on fuel economy. Also, if there is material consumer resistance to ethanol products or impediments to implementing the E85 standard you mention, please address these issues with equal prominence as your disclosure of positive trends.

Liquidity and Capital Resources, page 33

6. With a view toward disclosure, tell us the basis for your belief that you can obtain a loan near the prime rate.

Description of Business, page 39

7. We reissue comment 22. Several captions on the graphics in the version of your prospectus filed on Edgar remain unreadable.

General Ethanol Demand and Supply, page 44

8. We note that you have provided us with the 2003 and the 2005 Annual Energy Outlook as prepared by the Energy Information Administration. With respect to the information included in your registration statement based on these reports, please tell us whether you have relied exclusively on the data in the 2005 report versus the data in the 2003 report, and if not, why not.

Ethanol Average Prices, Page 46

9. We reissue comment 29 which sought on-going production expense per gallon, not construction or project expenses.

Our Primary Competition, page 52

10. We note your response to comment 33. However, your prospectus should state clearly in one location the information you have about the demand for your product in the region you can service and the existing supply serving that region.

Strategic Partners, page 57

11. It is unclear how you have addressed that part of comment 25 that sought balanced disclosure including your partners` negative experience. For example, have they ever experience material construction delays, cost overruns, labor difficulties or plant failures?

Fagen, Inc., page 57

12. Please clarify the conditions under which Fagen would make an investment in your company. Also indicate what type of securities Fagen would be offered (i.e., would Fagen purchase the units currently being registered or would it receive different securities?).

Construction and timetable for completion of the project, page 58

13. Please clarify what activities take place during the two months of "commissioning."

Security Ownership of Certain Beneficial Owners and Management,
page
65; and Units Beneficially Owned by Directors and Officers, page
66

14. We see the changes you have made to your table of "Security Ownership of Certain Beneficial Owners" and your table of "Units Beneficially Owned by Directors and Officers" in response to our prior comment 39, but note that the information that appears in the tables with respect to the securities beneficially owned by Messrs.
Holmes and Porter seems to be contradicted by the related footnotes to that information. Please revise your footnotes to these tables so that there is no apparent contradiction.

Certain Relationships and Related Transactions, page 69

15. We reissue comment 41.  Your reliance on Item 404(b)(5) of
Regulation S-B is misplaced because the acquisition of securities is not an interest arising from the ownership of securities.

Transaction with BioEnergy Capital Consultants, LLC, page70

16. We note that BioEnergy Capital Consultants, LLC will, among other things, act as an equity consultant and assist in the planning of your equity marketing effort and in the organization of investor meetings. Please provide us with specific details of your consulting agreement with BioEnergy Capital including: (i) the specific activities that BioEnergy Capital will perform under the consulting agreement; and (ii) the form of compensation BioEnergy Capital will receive for these activities. With regard to compensation, the registration statement indicates that BioEnergy Capital has already received Advanced BioEnergy membership units in exchange for consulting services. In the event that Advanced BioEnergy`s equity offering is successful, please describe any additional compensation that BioEnergy will receive for its activities in addition to the membership units already transferred. In the event that Advanced BioEnergy`s equity offering is not successful, please explain whether
BioEnergy Capital will retain its interest in the membership units or receive any alternative or additional compensation for its activities. Please analyze whether BioEnergy Capital`s activities and compensation under the consulting agreement would require the consultant to register as a broker-dealer.

17. Please explain in greater detail John Porter`s relationship to Advanced BioEnergy and BioEnergy Capital, respectively, including
(i)
Mr. Porter`s title and the specific activities he will perform for each company, and (ii) the compensation he will receive from each company for his activities.

Plan of Distribution, page 70

18. We reissue the first sentence of comment 44. Your disclosure does not explain the purpose and implications of each of the material terms of each agreement that you are asking investors to sign. As a partial list of omitted disclosure, we note:

* Section E. 6 of the subscription agreement contains material representations and warranties not described in your prospectus.
* It is unclear what you are accomplishing by requiring investors to acknowledge that the securities are being sold upon a federal and state registration.
* You do not clarify the effect of your reliance on the assertions in a claim against you, particularly given section 14 of the Securities
Act.
* With respect to the promissory note, please make it clear to your investors what is meant by the term "full recourse" and that their reimbursement obligation for amounts you must spend to collect any outstanding balance may include reasonable attorneys` fees.
* Please also briefly describe in every day language the meaning of the provisions contained in the last three paragraphs of the promissory note and security agreement.

19. We note your response to the second sentence of comment 44;
however, your filing must be in the form of the prospectus that you will use, including all attachments in the location that they will appear.

20. We note your response to our prior comment 45 but you do not appear to have revised the related disclosure. As such, we reissue prior comment 45. Please tell us what other prospectus you intend to use.

21. We note your response to our prior comment 46. Please provide us with your analysis as to how the participation of the distribution participants in this offering is consistent with Exchange Act Rule 3a4-1(a)(4)(ii)(C) given the transactions described in Item 26 of
Part II of your registration statement.

Transactions with WDB, Inc. and Bettger Brothers Partnership, page
70

22. Disclose the consideration paid for the option and the exercise price. Also clarify the business purpose of paying for planting one crop over another, particularly on property you do not own.

Subscription Procedures, page 73

23. We note that your disclosure still indicates that if you reject an investor`s subscription that you will promptly return the subscription, check and signature page "by the close of the next business day or as soon as possible thereafter." Please note that the quoted language is not consistent with Rule 10b-9 under the Securities Exchange Act of 1934 which requires the "prompt" return of subscriptions. Please revise your disclosure to be consistent with the requirement of Rule 10b-9. We also note your similar disclosure under "Escrow Procedures" on page 74 with respect to the return on amounts invested if you terminate your offering. Please revise your disclosure in that section to be consistent with the requirements of
Rule 10b-9 as well.

Summary of Promotional and Sales Material, page 75

24. We reissue the portion of our prior comment 54 which asked that you tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering, and describe how those procedures are consistent with section 5.

25. Tell us how your use of the material you cite in response 54 for information meetings and mailings will be used consistent with section 5 of the Securities Act.

26. We note your response to our prior comment 55. Please provide us with the described materials at such time as they have been completed.

Membership Units, page 75

27. Your response to comment 56 and related disclosure indicates that your units include two separable securities with different durations and rights. Please revise your fee table and the description of the securities throughout the documents accordingly. However, if in fact the securities are not separable, but instead some rights of the security holders terminate upon the occurrence of specified events, please revise your disclosure to remove the implications throughout that you are offering separable interests and clarify how subsequent investors will know which rights they are acquiring.

28. We reissue the last sentence of comment 57. It remains unclear whether you can issue units or interests with preferred rights.

Members` Meetings and Other Members` Rights, page 82

29. Please expand your disclosure in response to comment 63 to address those material situations under the state law you cite which required a greater or lesser vote.

Federal Income Tax Consequences of Owning Our Units, page 84

30. We reissue comment 66. We note your continued use of equivocal statements like what consequences are "probable" (page 86) and "more likely than not" (page 92).

Publicly Traded Partnership Rules, page 85

31. In response to comment 67, you state that the Company is exempt from registration as a broker-dealer because it intends to operate its proposed matching service in accordance with various no-action letters issued by the SEC. See letter re: Real Goods Trading Corporation (June 24, 1996); letter re: PerfectData Corporation, (Aug. 5, 1996); Flamemaster Corporation (Oct. 29, 1996); see also letter re: Portland Brewing Company (Dec. 14, 1999). In the cited no-action letters, Commission staff granted no-action relief to companies with "passive bulletin board systems" that provide information to prospective sellers and buyers of the companies` securities. No transactions would be effected by the systems themselves, and the companies would have no role in effecting transactions between participants; rather all transactions would be effected only by direct contact between the bulletin board participants. However, your disclosure indicates that "matching occurs either by matching the list of interested buyers with the list of interested sellers or through a bid and ask process that allows interested buyers to bid on the listed interest." Thus, the staff of the Division of Market Regulation does not believe the Company can conduct the activity described in your registration statement in reliance on the no-action letters cited. We, therefore, reissue our prior comment 67.

Additional Information, page 94

32. We note your response to comment 69. Please clarify in your disclosure the significance of the statement to investors, particularly given your reference two sentences later to omitted information.

Part II of Registration Statement

Signatures, page II-6

33. Please indicate below the second paragraph who is signing in the capacity as principal executive officer, principal financial officer, and principal accounting officer or controller.

Exhibits

34. We note your response to our prior comment 77, however, the versions of the agreements filed as exhibits 10.2 and 10.4 available on EDGAR via www.sec.gov are unreadable. Please refile these agreements in a format that may be read by your investors.

Exhibit 4.2

35. We note your revisions in response to comment 79. However, it is inappropriate to require investors to certify that they have read the prospectus or otherwise taken action which implies that they have waived rights under the federal securities laws.

Exhibit 5.1

36. We reissue comment 82 which sought a legal analysis, not solely a conclusion.

Exhibit 8.1

37. We reissue our prior comment 81. Please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language "unless otherwise noted" in the fourth paragraph.

Additional Changes and Updates by the Registrant

38. We note from your response letter dated August 12, 2005 that you are receiving comments from various state agencies. If you make revisions to your disclosure based on comments received from those agencies, please inform of us such changes and the reasons for such revised disclosure.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 551-3645 or Gary Todd, Review Accountant, at (202) 551-3605, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at
(202) 551-3617 with any other questions.


      Sincerely,



							Russell Mancuso
							Branch Chief


cc:	William E. Hanigan, Esq.
	Miranda L. Hughes, Esq.
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Robert E. Bettger
Advanced BioEnergy, LLC
September 2, 2005
Page 8